FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	More BBM-Connected Apps Set to Launch	3

Document 1

April 11, 2012

More BBM-Connected Apps Set to Launch

Series of BlackBerry App Updates Will Make It Easier to Keep Your BBM Community In The Know

Waterloo, ON – A series of updates of popular BlackBerry® apps will be released over the coming days to make it even easier for users to stay connected with their BBM™ (BlackBerry® Messenger) community. Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM)  today announced that Facebook® for BlackBerry smartphones, Twitter® for BlackBerry smartphones, BlackBerry® Travel™,  BlackBerry App World™ and BBM Music will now include BBM connectivity, making it even easier for users to stay in touch with their contacts, share experiences and content, and discover new things from their BBM community.

“Since we provided developers the means to build BBM connectivity into their apps, we have seen more than 800 hundred new BBM-connected apps come to market, which has been followed by a huge uptake by users – about one of every five apps being downloaded on BlackBerry App World is a BBM-connected app,” said Alec Saunders, VP of Developer Relations at RIM.  “Today we’re excited to announce that RIM has also integrated BBM connectivity into a number of our own popular apps and the BBM-connected revolution continues to grow.”

Facebook and Twitter Apps Integrated with BBM
Facebook for BlackBerry smartphones (version 3.0) and Twitter for BlackBerry smartphones (version 3.0) now allow users to automatically share their Facebook status or latest Tweet with their BBM friends right from within the app.

BlackBerry Travel Goes Social
It is now easier than ever to update those who matter most about your travel plans. The new BlackBerry Travel app (version 2.5) is now BBM-connected, allowing users to share their travel plans and flight changes directly with select BBM contacts or with their entire BBM community.

App Sharing Made Simpler
With BBM (version 6.2) and BlackBerry App World (version 3.1.2), users can easily update their BBM profile to let their friends know about the great new app they’ve just downloaded on BlackBerry App World. With this updated version of BlackBerry App World, users can also instantly share info about their favorite app or a list of their installed apps with friends using BlackBerry® Tag*.
BBM Music – Music Discovery Made Better

With the enhanced BBM Music (version 1.2), discovering music and making friends is easier than ever. New BBM Music friends can be recommended to users right from within the BBM Music app itself, making it easier for users to connect and expand their music collection. The new feature even allows users to sample others’ songs before accepting new contacts on BBM Music.

BBM Made Better
In addition to integration with BlackBerry App World, BBM (version 6.2) offers a polished, enhanced and more personal experience. It includes a new selection of animated avatars, a simpler way of updating one’s personal message in their profile, and now allows users to quickly send voice notes.

Availability
Twitter for BlackBerry smartphones version 3.0 is available now and Facebook for BlackBerry smartphones version 3.0,  BlackBerry Travel version 2.5, BlackBerry App World version 3.1.2, BBM Music version 2.1 and BBM version 6.2 are scheduled to be available for download over the next ten days on BlackBerry App World (www.blackberry.com/appworld)**.  Stay tuned to BlackBerry social channels to confirm when each app becomes available.

* BlackBerry Tag requires an NFC-enabled BlackBerry smartphone running BlackBerry® 7.1 OS or higher.
** Some apps may not be available in some countries.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
646-746- 5606

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 11, 2012	By:	|s| Brian Bidulka
(Signature)
Brian Bidulka, Chief Financial Officer